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                              February 29, 2024

       Esteban Saldarriaga
       Chief Executive Officer
       Logistic Properties of the Americas
       Plaza Tempo, Edificio B
       Oficina B1, Piso 2
       San Rafael de Escaz
       San Jos  , Costa Rica

                                                        Re: Logistic Properties
of the Americas
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed February 23,
2024
                                                            File No. 333-275972

       Dear Esteban Saldarriaga:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 2, 2024, letter.

       Amendment No. 2 to Form F-4

       Questions and Answers about the Business Combination
       What equity stake will current Public Shareholders,, page 14

   1. Please update the cross-reference to the risk factor related to PIPE financing. Additionally, please update your
disclosure throughout with respect to the PIPE financing, for example, on page 102.
       Risk Factors
       If we are unable to raise additional funds..., page 53

   2. We note your response to prior comment 1 of our letter. Please expand the risk to
 Esteban Saldarriaga
Logistic Properties of the Americas
February 29, 2024
Page 2
      specifically address the pricing of the PIPE financing below the amount per share in the trust and the dilution in book value per share. We also note your responses to prior comments 4 and 9 of our letter dated November 15, 2023, and that you have now entered into a PIPE financing agreement. Please advise if you have entered into any other financing agreements, and, if so, please provide more detailed disclosure regarding such agreements in the prospectus and file the agreement(s) as appropriate. Additionally, please describe how the terms and price of securities issued in the current financing and any other private offerings compare to the terms and price of the securities issued in your initial public offering. Please clearly disclose any impact this and any other financings have or may have relating to the anti-dilution provisions of the class B ordinary shares.
Executive Officers and Directors Compensation, page 173

3. We note the revisions made in response to prior comment 3. Please confirm, if true, that
      individual disclosure of compensation is not required in the company   s
home country and
      is not otherwise publicly disclosed by the company. Otherwise, please revise to provide the compensation on an individual basis, as required by Item 6.B of Form 20-F, as required by Item 18(a)(7)(ii) of Form F-4. In addition, please clearly identify the certain executives who will receive one-time bonuses consisting of cash and equity awards in connection with the consummation of the Business Combination and clearly disclose the amount of such bonuses.
General

4. We note the PIPE Financing. Please disclose the material terms of the transaction throughout the prospectus, as needed. Please clearly identify the purchaser(s) and disclose any affiliation with TWOA, its sponsor or affiliates, or LLP, its officers, directors or affiliates. Please file the signed agreement, rather than the form of the agreement. Provide clear disclosure throughout the prospectus disclosing that the PIPE is not sufficient to guarantee the company meets the minimum cash condition and comparing the amount per share in the trust to the amount per share of the PIPE financing.
       Please contact Frank Knapp at 202-551-3805 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameEsteban Saldarriaga
                                                            Division of
Corporation Finance
Comapany NameLogistic Properties of the Americas
                                                            Office of Real
Estate & Construction
February 29, 2024 Page 2
cc:       Michael L. Fitzgerald, Esq.
FirstName LastName